FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of March 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On March 7, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: March 7, 2007

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Exhibit 1

Compugen Announces Second Diagnostic Agreement

with Biosite Incorporated

New agreement increases number of potential products

and adds additional diagnostic areas

Tel Aviv, Israel - March 7, 2007 - Compugen Ltd. (NASDAQ: CGEN) announced today a second agreement with Biosite Incorporated for the development and commercialization of immunoassay diagnostic products.

Under the new agreement, in addition to expanding the number of potential diagnostic biomarkers available for selection by Biosite, Biosite obtains access to Compugen`s increasing inventory of immunoassay biomarkers. Furthermore, the collaboration is expanded to cover cardiovascular, oncology and additional diagnostic areas.

As with the initial agreement, Compugen will receive milestone payments and royalties from the sale of any products emerging from the collaboration. Compugen retains the exclusive right to therapeutic applications of both the targets and associated antibodies.

The collaboration combines Biosite's expertise in both rapid, high-affinity antibody development and successful commercialization of proprietary testing platforms for single and multiple biomarker assays with Compugen's unique discovery capabilities based on its comprehensive predictive analysis of the human proteome and related discovery engines.

"Targeting our goal of becoming the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry, we must not only enter into new collaborations, but also build on and strengthen our existing ones," said Alex Kotzer, President and Chief Executive Officer of Compugen. "Therefore, we are very pleased with this significant expansion of our immunoassay diagnostic collaboration with Biosite, a leading provider of rapid diagnostic products and antibody development technologies."

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Naomi Rabbie

Corporate Communications Manager

Compugen Ltd.

Email: naomir@cgen.com

Tel: +972-52-598-9894

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